June 3, 2014

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention:	Jennifer Thompson, Accounting Branch Chief

RE:	TECO Energy, Inc.
Form 10-K for the fiscal year ended Dec. 31, 2013
Filed February 28, 2014
File No. 001-08180

Dear Ms. Thompson:

Set forth below are responses to the comments provided to TECO Energy, Inc. by the staff of the Commission (the “Staff”) in a letter dated May 19, 2014 relating to the filing referenced above. In instances where we have responded with proposed revisions or additional disclosures, we respectfully believe that the nature of these revisions or disclosures, as described below, is such that it would be appropriate to make them prospectively commencing with our next 10-K. For the convenience of the Staff, the comments are restated below in italics, followed by our response.

Item 3. Legal Proceedings, page 37

1. While we note the cross reference to Notes 9 and 12 of your financial statements, we do not see any disclosure here or in such notes regarding TGH’s arbitration claim filed with the International Centre for Settlement of Investment Disputes in 2010 against the Republic of Guatemala. If material, please revise your disclosure accordingly. In this regard, we note your disclosure on page 53.

Response:

While the disclosure on page 53 regarding the award received in the arbitration claim against the Republic of Guatemala was included in order to give a more complete description of the discontinued operations in Guatemala, we respectfully do not believe that disclosure regarding that claim is required under Item 3, Legal Proceedings. TECO Energy, Inc.’s subsidiary, TGH, was the claimant, and the only claim against TGH was for legal fees and costs for approximately $5 million, which was denied by the arbitration tribunal. Thus, applying Instruction 2 to Item 103 of Regulation S-K, the proceedings involve primarily a claim for damages and the amount at risk for TECO Energy, Inc. and its subsidiaries (the amount awarded by the tribunal to TGH and the potential for paying a limited amount of costs) is well under 10% of TECO Energy, Inc.’s current assets on a consolidated basis.

TECO ENERGY, INC.		TECOENERGY.COM
P.O. BOX 111 TAMPA, FL 33601-0111	(813) 228-4111	AN EQUAL OPPORTUNITY COMPANY

Ms. Jennifer Thompson, Accounting Branch Chief

June 3, 2014

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 37

2. We note your disclosure in the last paragraph on page 37 that refers to Note 1 of the Tampa Electric Company Consolidated Financial Statements for a description of restrictions on dividends on its common stock. We were unable to identify this disclosure. Please revise to include a discussion of the most significant restrictions on the payment of dividends, indicating their sources (e.g. regulatory), pertinent provisions and the amount of retained earnings or net income free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

Response:

The cross-reference was a typographical error. It is language that was carried over from prior years and should have been removed from the 10-K for the year ended Dec. 31, 2012. The debt issue that created the dividend restriction matured in 2012 (the Peoples Gas System 8.00% Senior Notes), therefore no dividend restrictions existed at Dec. 31, 2013.

We will remove this reference from future 10-K filings.

Item 7. Management’s Discussion & Analysis of Financial Condition & Results of Operations, page 40

3. Please revise to include a separately-captioned section within MD&A discussing your off-balance sheet arrangements as required by Item 303(a)(4) of Regulation S-K.

Response:

As of Dec. 31, 2013, TECO Energy was not party to any agreements that met the definition of an off-balance sheet arrangement.

In future filings TECO Energy will include a separately captioned section discussing any off-balance sheet arrangements, as required by Item 303(a)(4) of Regulation S-K.

Ms. Jennifer Thompson, Accounting Branch Chief

June 3, 2014

Item 8. Financial Statements and Supplementary Data, page 74

Notes to Consolidated Financial Statements, page 82

1. Significant Accounting Policies, page 82

Revenue Recognition, page 83

4. Refer to your disclosure in the last sentence of the last paragraph on page 83 regarding costs netted against revenues related to TECO Energy Source. Please tell us whether the amounts disclosed represent the costs that are netted against revenues, the net amount of costs and revenues, or another activity altogether. In your response, please specifically tell us whether the amounts presented are a net gain or a net loss, and why you believe your disclosure clearly conveys what these amounts represent. Please also tell us in what line item on your Consolidated Statements of Income these amounts are included.

Response:

The amounts disclosed represent the costs that are netted against the gross revenues of TECO Energy Source. These costs consist primarily of the gross amounts of natural gas purchased. The resulting net revenue amounts appear on the Consolidated Statements of Income in the “Revenues-Unregulated” line. The net amounts in each year were immaterial net gains.

In order to further clarify the information provided, we will modify the future disclosure of these amounts consistent with the following:

“Accordingly, for the years ended Dec. 31, 2013, 2012, and 2011, total costs of $23.1 million, $13.8 million and $2.5 million, respectively, consisting primarily of natural gas purchased, were netted against revenues in the “Revenues -Unregulated” caption on the Consolidated Statements of Income.”

20. Goodwill and Asset Impairments, page 120

5. With respect to TECO Coal, we note your disclosure throughout your Form 10-K regarding the decreases in sales, net income, expiration of profitable contracts, declining production, circumstances affecting the demand for coal, as well as the disclosure in the fourth paragraph of page 121 related to the impairment analysis you conducted on certain assets of TECO Coal during the fourth quarter of 2013. We also note your ultimate conclusion that the carrying value of the assets was recoverable, and the sensitivity analysis you performed related to inflation. Please respond to the following comments:

•	Describe your impairment assessment in greater detail;

Ms. Jennifer Thompson, Accounting Branch Chief

June 3, 2014

•	explain in additional detail which assets of TECO Coal were assessed for impairment, how or if you grouped assets for the purposes of the impairment, what the dollar value of those assets were as of December 31, 2013, and the basis for including or excluding assets of that segment in the assessment;

•	describe any estimates or assumptions made and how those estimates and assumptions were developed;

•	tell us the most quantitatively significant inputs to your impairment analysis;

•	provide us with sensitivity analyses for reasonably likely different inputs to the extent they are not fixed;

•	please tell us why you concluded the sensitivity analysis related to inflation should be disclosed as opposed to different inputs; and

•	provide any additional information you believe would assist our understanding.

Response:

•	Describe your impairment assessment in greater detail;

As a result of the softened coal market and some temporarily idled mines at TECO Coal, TECO Energy determined it was necessary to perform an impairment analysis of TECO Coal’s capitalized coal reserves and equipment associated with the companies/locations that have idled mines using the accounting guidance summarized below:

•	ASC 360-10-35-17 states that an impairment loss should be recognized if “the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).”

The carrying values of TECO Coal’s assets are relatively low due to years of depreciation with limited capital investment. As a result, the likelihood of any impairment to these long-lived assets is very low due to the existence of near-term positive undiscounted cash flows relative to the level of the carrying value. The details of the impairment analysis for each company/location are discussed below.

Qualitative analysis:

Each company/location has numerous mines in operation, with only a few at three of the locations currently idled due to the temporarily softened coal market. There are no plans to abandon coal reserves or to permanently cease production of the reserves. TECO Coal plans to open the mines for production once the coal market rebounds. Therefore, it is holding its mines in a “warm idle” state, meaning it will be able to resume production within a few months after the market rebounds or other active mine seams become fully mined.

Ms. Jennifer Thompson, Accounting Branch Chief

June 3, 2014

The Short-Term Energy Outlook issued by the U.S. Energy Information Administration (EIA) in December 2013 (the time we performed our testing) predicted a 2.5% increase in coal production and a 2.2% increase in U.S. power sector coal consumption in 2014. The EIA also expected nominal average coal prices to the electric industry to increase from an estimated $2.35/MMBtu in 2013 to $2.39/MMBtu in 2014. SNL Financial’s December coal forecast showed coal production in Central Appalachia to increase compared to 2013. Additionally, Central Appalachian coal futures (NYMEX: CAPP) indicated a gradual increase in coal prices through 2015. Additionally, as disclosed in the Outlook section of TECO Energy’s December 31, 2013 Form 10-K, TECO Coal is expected to be break even and have positive cash flows in 2014.

Quantitative Analysis:

TECO Energy performed an undiscounted cash flow analysis for each of the three TECO Coal companies/locations (Clintwood Elkhorn Mining Company (Clintwood), Perry County Coal Corporation (Perry), and Premier Elkhorn Coal Company (Premier)) to determine whether or not the long-lived assets (including in-use equipment, temporarily idled equipment, and coal reserves/developmental costs) are considered recoverable.

TECO Energy obtained the most recent 20-year life of mines study developed by a global consultant for the mining industry, for each mine at Clintwood, Perry, and Premier. The life of mines study estimates the life of the reserves for each mine. Although some mines have reserves lasting longer than 20 years, the study did not go out further since TECO Coal does not plan farther than 20 years in the future. However, the study concludes that each mining company has proven and probable reserves to support 20 years of mining production. As a result, 20-year forecasts were then developed by TECO Coal utilizing the life of mines study. Prices utilized in the forecasts were developed by TECO Coal using average coal benchmark prices as a pricing base. Costs were based on current average costs. Royalty revenues were projected to move in line with coal prices.

TECO Energy calculated the unlevered free cash flows for each year through 2033 based on the forecasts for the three locations. All long-lived assets were considered recoverable.

As discussed in more detail below, TECO Energy also performed stress testing to ensure that the cash flows would still be recoverable on a nominal dollar basis. To be conservative, TECO Energy kept revenues in real dollars and applied a one percent inflation rate each year for 20 years (compounding) to costs. All long-lived assets were considered recoverable under this stressed scenario.

Ms. Jennifer Thompson, Accounting Branch Chief

June 3, 2014

•	explain in additional detail which assets of TECO Coal were assessed for impairment, how or if you grouped assets for the purposes of the impairment, what the dollar value of those assets were as of December 31, 2013, and the basis for including or excluding assets of that segment in the assessment;

In accordance with ASC 360-10-35-23, TECO Energy grouped TECO Coal’s assets for the purpose of impairment testing “at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” For TECO Coal, this level is at the location level.

TECO Energy performed an undiscounted cash flow analysis for each of the three TECO Coal locations (Clintwood, Perry, and Premier) to determine whether or not the long-lived assets were considered recoverable. The book values, recovery amounts, and forecasted years to recover the book value of the PP&E (property, plant, and equipment) and coal reserves, net of asset retirement obligations (AROs) for each location as of Dec. 31, 2013 were as follows:

Company/Location	Book Value (in millions)	Recovery Amount (in millions)	Forecasted Years to Recover Book Value
Premier	$16.0	$274.1	5 years
Perry	$78.0	$370.6	7 years
Clintwood	$49.2	$1,160.0	3 years

Assets from TECO Coal Parent, Pike-Letcher Land Company (Pike-Letcher), and Gatliff Coal Company (Gatliff) were not included in the analyses since their assets’ values are not related to the coal market and no potential impairment indicators of their assets existed. None of these locations have mining operations or equipment associated with them. TECO Coal Parent’s assets consist of office buildings, office equipment, and vehicles, while Pike-Letcher’s assets consist of office buildings, office equipment, land, and vehicles, and Gatliff owns land. These long-lived assets totaled $20.4 million at Dec. 31, 2013, representing approximately 12% of the TECO Coal segment’s long-lived assets.

•	describe any estimates or assumptions made and how those estimates and assumptions were developed;

As discussed above, undiscounted cash flows were used in the impairment analyses. TECO Coal developed a 20-year forecast based on the life of mines study discussed previously for each of the three locations. Prices used in the forecast were developed by TECO Coal based on the average coal benchmark prices. Initial costs were based on then-current (August 2013) average costs. A market recovery was assumed for prices and increased costs were factored into the study; however, inflation for prices and most costs was not included (i.e. the study was in real dollars). TECO Coal developed forecasted capital expenditures and royalty revenues to move in line with the assumed increase in price and volume. TECO Energy calculated the unlevered free cash flows for each year through 2033 based on the developed cash flows for the three locations.

Ms. Jennifer Thompson, Accounting Branch Chief

June 3, 2014

•	tell us the most quantitatively significant inputs to your impairment analysis;

The key components of our forecasted cash flows were the most significant inputs to the analyses. The cash flows would be most significantly impacted by coal prices and sales volumes assumed. Coal prices for 2014 were developed by a third-party consultant. Additionally, a market impact was applied to the prices for years beyond the pricing developed by the third-party consultant. This market impact was applied to a few early years, after which the prices were held steady. Sales volumes were based on TECO Coal projections that reflect expected market conditions.

•	provide us with sensitivity analyses for reasonably likely different inputs to the extent they are not fixed;

TECO Energy performed three stress test scenarios as described below:

•	Inflated forecasted costs by one percent each year for 20 years compounded, while all other inputs remained constant,

•	Decreased forecasted sales prices by five percent, while all other inputs remained constant and

•	Decreased forecasted sales volumes 25 percent, while all other inputs remained constant.

In all the above scenarios, the stressed forecasted undiscounted cash flows exceeded the carrying value of the long-lived assets.

In addition, although we modeled these scenarios to stress test our analysis, we believe they are unlikely since, as evidenced by the average cost per ton over the past few years, TECO Coal would implement cost-cutting measures in order to mitigate any further declines in revenues due to the further depression of coal prices.

•	please tell us why you concluded the sensitivity analysis related to inflation should be disclosed as opposed to different inputs; and

The sensitivity analysis related to inflation was disclosed to provide readers with knowledge of the relationship between forecasted costs and coal revenues by not inflating forecasted revenues while inflating forecasted costs by one percent each year for 20 years (compounding) for sensitivity purposes. By doing so, it shows that TECO Coal can sustain a higher level inflationary period of costs compared to our forecast without a corresponding impact on coal prices and TECO Coal’s revenues. TECO Energy will provide additional sensitivity disclosures around other key inputs in future SEC filings as deemed appropriate.

•	provide any additional information you believe would assist our understanding.

The impairment analysis was performed using the best information that was available at the time of testing and through the date of filing of the Form 10-K. Although the inputs used were

Ms. Jennifer Thompson, Accounting Branch Chief

June 3, 2014

primarily level 3, third-party information was used when available to develop and validate the inputs. If circumstances change and/or new information becomes available that indicate potential impairment, TECO Energy will perform an impairment evaluation as of that date and provide appropriate disclosures in its Forms 10-Q and/or 10-K.

Item 15. Exhibits, Financial Statement Schedules, page 162

Exhibit 23.3

6. We note that the independent expert consent of Cardno MM&A, included as Exhibit 23.3 to your Form 10-K, does not include a date on which such consent was executed. Please confirm the date of execution and that a date is included in future filings.

Response:

The date of execution is January 29, 2014. We will ensure that a date is included in all future filings.

In response to the Staff’s request, TECO Energy, Inc. acknowledges the following:

•	TECO Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in respect to the filing; and

•	TECO Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions, please contact me at 813-228-4111.

Sincerely,

/s/ Sandra W. Callahan

Sandra W. Callahan
Senior Vice President-Finance and Accounting and Chief Financial Officer